Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in this Registration Statement on Form S-3 of 8x8, Inc. of our report dated May 21, 2019, relating to the consolidated financial statements of 8x8, Inc. (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the adoption of Accounting Standards Codification Topic No. 606) and the effectiveness of internal control over financial reporting of 8x8, Inc., included in the Annual Report on Form 10-K of 8x8, Inc. for the year ended March 31, 2019, filed with the Securities and Exchange Commission, and to the reference to our firm under the caption “Experts” in the Prospectus that is part of this Registration Statement.

/s/ Moss Adams LLP

San Francisco, California November 18, 2019